================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K
                                 ---------------
(MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


                     FOR THE TRANSITION PERIOD FROM     TO

                          COMMISION FILE NUMBER 1-9910


            WESTCORP EMPLOYEE STOCK OWNERSHIP AND SALARY SAVINGS PLAN

                            (FULL TITLE OF THE PLAN)
                                ----------------

                                    WESTCORP
                                   23 PASTEUR
                          IRVINE, CALIFORNIA 92718-3804

                 (NAME OF ISSUER OF THE SECURITIES HELD PURSUANT
                       TO THE PLAN AND THE ADDRESS OF ITS
                           PRINCIPAL EXECUTIVE OFFICE)

================================================================================

                              REQUIRED INFORMATION

1.   Not Applicable.

2.   Not Applicable.

3.   Not Applicable.

4. Westcorp Employee Stock Ownership and Salary Savings Plan (the "Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Westcorp Employee Stock Ownership and Salary Savings Plan has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                                       WESTCORP EMPLOYEE STOCK OWNERSHIP
                                       AND SALARY SAVINGS PLAN


                                       By:   /s/ LEE A. WHATCOTT
                                           -----------------------------------
                                            Lee A. Whatcott, Committee Member


June 27, 1997

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                          Audited Financial Statements
                         and Other Financial Information


                     Years ended December 31, 1996 and 1995





                                    CONTENTS
Report of Independent Auditors............................................... 1

Audited Financial Statements

Statements of Net Assets Available for Benefits.............................. 2
Statements of Changes in Net Assets Available for Benefits................... 3
Notes to Financial Statements................................................ 4


Other Financial Information

Schedule of Assets Held for Investment Purposes..............................13
Schedule of Reportable Transactions..........................................14


                         Report of Independent Auditors

Plan Committee
Westcorp Employee Stock Ownership and Salary Savings Plan

We have audited the accompanying statements of net assets available for benefits of Westcorp Employee Stock Ownership and Salary Savings Plan (the Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes as of December 31, 1996, and Reportable Transactions for the year then ended are presented for purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



May 31, 1997

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                 Statements of Net Assets Available for Benefits


                                                     DECEMBER 31
                                                       1996              1995
                                                 ------------------------------
ASSETS
Cash and short-term investments                   $ 1,338,903       $   580,241
Investments at fair value:
    Common stock                                   23,030,613        17,059,646
    Mutual funds                                    5,537,098         2,978,584
    Government National Mortgage Association
      Securities
                                                       85,571            90,603
    Unsettled investment transactions                 211,288                 -
    Loans to participants                              61,217                 -
                                                 ------------------------------
Total investments                                  30,264,690        20,709,074

Interest receivable                                     1,923            32,071
Dividends receivable                                    4,748                 -
Employee deferrals receivable                          88,338            53,469
Contribution receivable                             3,380,204         2,366,846
                                                 ------------------------------
Total receivables                                   3,475,213         2,452,386
                                                 ------------------------------
Net assets available for benefits                 $33,739,903       $23,161,460
                                                 ==============================

See accompanying notes.

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

           Statements of Changes in Net Assets Available for Benefits



                                                             YEAR ENDED DECEMBER 31
                                                               1996           1995
                                                       ------------------------------------

Additions to net assets attributed to:
    Investment income:
        Interest income                                   $    26,688        $    49,589
        Dividends                                             607,632            417,919
        Net capital gains                                     377,478             16,785
        Other gains                                           848,521            440,008
    Contributions
        Employer:
           Cash                                               486,235          2,366,846
           Noncash                                          2,893,969                  -
        Employee                                            1,903,548          1,105,851
    Rollovers:
        The Hammond Company, The Mortgage
          Bankers rollover contribution                     1,942,828                  -
        Other rollover contributions                          154,527            125,078
    Net unrealized appreciation in fair value of
       investments                                          3,759,801          9,096,209
                                                      -----------------------------------
Total additions                                            13,001,227         13,618,285

Deductions from net assets attributed to:
    Distributions and withdrawals paid to
      participants                                          2,421,704          1,874,721
    Other                                                       1,080                  -
                                                      -----------------------------------
Total deductions                                            2,422,784          1,874,721
                                                      -----------------------------------
Net increase                                               10,578,443         11,743,564

Net assets available for benefits at beginning of
 year                                                      23,161,460         11,417,896
                                                      -----------------------------------
Net assets available for benefits at end of year          $33,739,903        $23,161,460
                                                      ===================================




See accompanying notes.

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                          Notes to Financial Statements

                                December 31, 1996



1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The Westcorp Employee Stock Ownership and Salary Savings Plan (the Plan) is for the benefit of all eligible employees of Westcorp (the Company), its wholly-owned subsidiaries, Westran Services Corp., Westcorp Investments, Inc. and Western Financial Bank, F.S.B. (the Bank), and the Bank's subsidiaries.

Contributions and Deductions: Contributions by Plan participants are recognized as additions to net assets when the deduction is made from the participants' wages at the end of each payroll period. Contributions from the Company are voluntary and are accrued in the year in which they become obligations of the Company by authorization of its Board of Directors.

Benefits due to terminated participants and participant withdrawals are recorded on the date distributions are made.

Investment Valuation and Income Recognition: The Plan's cash and investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The loans to participants are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. DESCRIPTION OF THE PLAN

GENERAL

The Westcorp Employee Stock Ownership and Salary Savings Plan is a defined contribution profit sharing plan that covers substantially all employees and provides for retirement benefits. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                          Notes to Financial Statements

                                December 31, 1996



2. DESCRIPTION OF THE PLAN (CONTINUED)

GENERAL (CONTINUED)

The Company and its subsidiaries make contributions to the employee stock ownership portion of the Plan, as determined by the Company's Board of Directors, and within the guidelines of ERISA and the regulations of the Internal Revenue Service.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of service. A participant is 100% vested after seven years of service, or upon attainment of age 65 or in the event of a participant's death or total disability while still an employee of the Company. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The amount of forfeited nonvested accounts was not material for the years ended December 31, 1996 and 1995.

It is the intent of the Company to continue the Plan; however, the Plan may be terminated by the Company at any time. In the event the Plan terminates, the net assets of the Plan will be allocated. All participants will vest 100% immediately and will receive their credited balance as of the date of liquidation.

Further information about the Plan agreement and the vesting and benefit provisions is contained in the pamphlet Westcorp Employee Stock Ownership and Salary Savings Plan Summary Plan Document. Copies of this pamphlet are available from the Plan Committee.

CONTRIBUTIONS

Employees may contribute up to 10% of annual earnings to the Plan through regular payroll deductions under the 401(k) provisions of the Plan. The Company may match up to 50% of employee elective contributions, not to exceed 6% of employee compensation. Forfeitures are credited to the employer and are used to reduce employer contributions. Plan participants have six investment options. A participant may invest in any combination of the following mutual fund options offered by American Funds and/or Westcorp common stock:

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                          Notes to Financial Statements

                                December 31, 1996


2. DESCRIPTION OF THE PLAN (CONTINUED)

CONTRIBUTIONS (CONTINUED)

o The Cash Management Trust of America - Funds are invested in shares of a registered investment company that primarily invests in various money market instruments.

o U.S. Government Securities Fund - Funds are invested in shares of a registered investment company that primarily invests in securities on which the U.S. government guarantees the payment of principal and interest.

o The Income Fund of America - Funds are invested in shares of a registered investment company that invests in a broadly diversified portfolio of securities including stocks and bonds.

o The Growth Fund of America - Funds are invested in shares of a registered investment company that invests primarily in common stocks.

o Washington Mutual Investors Fund - Funds are invested in shares of a registered investment company that invests primarily in common stocks.

o Westcorp Stock Fund - Funds are invested in common stock of Westcorp.

LOANS TO PARTICIPANTS

Loans to participants are not permitted under the Plan, however, loans to participants which were outstanding under the Hammond Plan (see Note 6 for discussion) were merged into the Plan during 1996. These loans are required to be repaid in accordance with their existing terms.

Repayments of loan amounts are used to reduce the outstanding principal balance of the loan. Such principal reductions are then allocated among the six investment options in the same proportion in which the individual employee's elective contributions are allocated at the time of loan repayment.

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                          Notes to Financial Statements

                                December 31, 1996


3. BENEFITS PAYABLE

Vested benefits payable to participants of $671,024 and $171,092 at December 31, 1996 and 1995, respectively, are not reflected as a deduction from net assets available for benefits in the Plan's financial statements, which creates a difference from the Plan's Internal Revenue Service (IRS) Form 5500, "Annual Return/Report of Employee Benefit Plan," which has recorded the vested benefits as a liability.

4. INVESTMENTS

The Plan's investments, including investments bought during the year, increased in fair value by $3,759,801 during 1996. Investment income of $1,860,319 was realized in relation to these investments during 1996.

                                                 INCREASE
                                               (DECREASE) IN
                                                 FAIR VALUE            FAIR VALUE AT
                                                DURING YEAR             END OF YEAR
                                                --------------------------------------
Year ended December 31, 1996:
  Fair value as determined by quoted market
    price:
      Short-term investments                    $          -           $  1,338,903
        Westcorp common stock                      3,454,948             23,030,613*
      Government National Mortgage
        Association Securities                        (1,081)                85,571
      Mutual funds                                   305,934              5,537,098*
      Unsettled transactions                               -                211,288
      Loans to participants                                -                 61,217
                                                ------------           ------------
                                                $  3,759,801           $ 30,264,690
                                                ============           ============

* Represent more than 5% of the fair value of net assets available for benefits.


5. INCOME TAX STATUS

The IRS has issued a determination letter dated August 8, 1995, that the Plan qualifies, in form, under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), and, the underlying trust is, therefore, exempt from federal income taxes under Section 501(a) of the Code. The Plan is required to operate in accordance with the Code to maintain its tax qualification. The Plan administrator is not aware of any course of actions or series of events that have occurred which might adversely affect the Plan's qualified status.

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                          Notes to Financial Statements

                                December 31, 1996


6. ACQUISITION OF THE HAMMOND COMPANY SAVINGS & PROFIT SHARING PLAN

During December 1995, the Bank acquired The Hammond Company, The Mortgage Bankers. On July 10, 1996 The Hammond Company Savings & Profit Sharing Plan (the Hammond Plan) was merged into the Plan. Under the terms of the merger, each employee selected investment options offered under the Plan and rolled over their participant balances from the Hammond Plan into the Plan. Upon the merger all participants under the Hammond Plan became 100% vested in the Plan. The rollover contribution from the acquisition of the Hammond Plan totaled $1,942,828.

7. ADMINISTRATIVE COSTS

The Company has agreed to voluntarily pay the Plan's administrative expenses of approximately $96,290 in 1996. This agreement to pay the administrative costs can be canceled at any time.

8. EMPLOYER CONTRIBUTIONS

The Company's Board of Directors elected to provide a contribution in 1996 of $3,380,204 for both the employee stock ownership (ESOP) and salary savings portions of the Plan. The contribution consisted of Westcorp common stock with a fair value on the date of transfer of $2,893,969 and cash of $486,235. The contribution expense was allocated to the Company and its subsidiaries based upon the relative participation of the employees of the Company and its subsidiaries in the Plan.

9. ESOP PARTICIPANT ALLOCATION

The Plan allocates contributions, investment changes and forfeitures to participants' accounts as follows:

            Contributions: Each participant is credited with one unit for each $100 of eligible compensation plus an additional unit for each full year of service.

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                          Notes to Financial Statements

                                December 31, 1996


9. ESOP PARTICIPANT ALLOCATION (CONTINUED)

           Investment Changes: Each participant account is allocated the amount of investment changes on an annual basis in the same proportion that the cash or shares of each participant's account bears to the total accounts of all participants in the same investment option at the time of the valuation.

           Forfeitures: Forfeitures are allocated to participants who did not have a break in service during the current year based on the proportion of each participant's compensation to the total compensation of all such participants during the year.

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                          Notes to Financial Statements

                                December 31, 1996


10. SEPARATE CONTRIBUTION PROGRAMS

The Salary Savings Plan maintains six investment programs. Participants individually elect how to allocate their contributions among the programs. The following table summarizes the activity for each of the programs and the Employee Stock Ownership Plan:

                                                THE CASH                  U.S.                 THE
                                                MANAGEMENT             GOVERNMENT            INCOME              THE GROWTH
                                                TRUST OF                SECURITIES           FUND OF              FUND OF
                                                 AMERICA                  FUND               AMERICA              AMERICA
                                            -------------------------------------------------------------------------------
Net assets available for benefits,
     January 1, 1996                          $   433,570           $   337,730           $   801,110           $   944,364
    Contributions:
       Employer:
           Cash                                    26,232                25,210                95,243               180,439
           Noncash                                      -                     -                     -                     -
       Employee                                    68,986                68,874               229,567               467,053
    Rollovers:
       The Hammond Company,
         The Mortgage Bankers
         rollover contribution                  1,042,809                37,127                93,105               333,216
       Other rollover contributions                 7,741                 6,549                28,048                33,095
    Loan repayments                                 1,395                   769                 5,640                 5,224
    Interest income                                 1,159                   201                 1,006                 1,261
    Dividends                                      39,788                22,400                62,684                19,620
    Capital gains                                       -                     -                67,752               153,464
    Other gains (losses)                                -                (1,979)                3,352                 6,446
    Distributions and withdrawals
       paid to participants                      (397,537)              (82,897)             (128,347)              (53,964)
    Net unrealized (depreciation)
       appreciation in fair value of
       investments                                      -                (9,797)               33,414               243,238
    Transfer of funds                             (42,353)              (16,815)              111,011               (48,657)
    Other                                             (79)                  (13)                  (46)                  (81)
                                            -------------------------------------------------------------------------------
Net assets available for benefits,
  December 31, 1996                           $ 1,181,711           $   387,359           $ 1,403,539           $ 2,284,718
                                            ===============================================================================



                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                          Notes to Financial Statements

                                December 31, 1996




   WASHINGTON
     MUTUAL           WESTCORP         LOANS TO
INVESTORS FUND       STOCK FUND     PARTICIPANTS         ESOP              TOTAL
-------------------------------------------------------------------------------------
$  1,190,706      $  5,818,050      $         --      $ 13,635,930      $ 23,161,460


     159,111                --                --                --           486,235
          --           294,117                --         2,599,852         2,893,969
     371,388           697,680                --                --         1,903,548



     183,419           174,402            78,750                --         1,942,828
      40,306            38,788                --                --           154,527
       2,878             1,627           (17,533)               --                --
       1,206             6,641                --            15,214            26,688
      43,055           129,713                --           290,372           607,632
     156,262                --                --                --           377,478
       1,243           119,771                --           719,688           848,521

    (229,983)         (536,791)               --          (992,185)       (2,421,704)


      39,079         1,264,261                --         2,189,606         3,759,801
     245,263          (248,449)               --                --                --
         (70)             (448)               --              (343)           (1,080)
-------------------------------------------------------------------------------------

$  2,203,863      $  7,759,362      $     61,217      $ 18,458,134      $ 33,739,903
====================================================================================


                                    Westcorp

                Employee Stock Ownership and Salary Savings Plan

                    Notes to Financial Statements (continued)


11. HOLDINGS OF PARTIES-IN-INTEREST


                                                        CURRENT VALUE
                                                         OF ASSET AT
                                                        DECEMBER 31
                                                            1996
                                                        ---------------
Westcorp common stock
    (1,052,828 shares in 1996)                          $ 23,030,613
                                                        =============


                           Other Financial Information

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                 Schedule of Assets Held for Investment Purposes

                                December 31, 1996


                                       DESCRIPTION OF
                                    INVESTMENT, INCLUDING
                                        MATURITY DATE,                                CURRENT
                                      RATE OF INTEREST, PAR                           VALUE
IDENTITY OF ISSUER OR BORROWER         OR MATURITY VALUE            COST           OF ASSET
-----------------------------------------------------------------------------------------------
Westcorp common stock                    1,052,828 shares        $   8,841,434    $ 23,030,613

American Funds consists of:              1,447,268 shares            5,985,302       6,679,142
    Washington Mutual Investors Fund
    The Growth Fund of America
    The Income Fund of America
    U.S. Government Securities Fund
    The Cash Management Trust
        of America

Treasury Trust Fund:
    Trust for Federal Securities         196,859 shares                196,859         196,859

Government National                      GNMA Pool #168962
  Mortgage Association                   Single Family Pool at
                                         11% pass through
                                         certificate maturing
                                         July 15, 2016                  77,328          85,571



Loans to participants                                                   61,217          61,217

Unsettled Transactions                   211,288 units                 211,288         211,288
                                                                 -----------------------------
                                                                 $  15,373,428   $  30,264,690
                                                                 =============================


                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                       Schedule of Reportable Transactions

                          Year ended December 31, 1996


                                                                 CURRENT
                                                                VALUE OF
                                                                 ASSET ON             NET
                                                 COST OF        TRANSACTION          GAIN
           DESCRIPTION OF ASSETS                 ASSET            DATE              (LOSS)
--------------------------------------------------------------------------------------------

Category (i) - single transactions in excess of 5% of plan assets
-----------------------------------------------------------------

Trust for Federal Securities                   $(1,864,079)     $(1,864,079)     $        --
Trust for Federal Securities                     1,864,079        1,864,079               --
Money Market Premium Account                    (1,184,159)      (1,184,159)              --
Money Market Premium Account                     1,184,159        1,184,159               --

Category (iii) - series of transactions in excess of 5% of plan assets
----------------------------------------------------------------------

Trust for Federal Securities                   $ 8,774,159      $ 8,774,159      $        --
Trust for Federal Securities                    (8,693,088)      (8,693,088)              --
Westcorp common stock                            1,863,514        1,863,514               --
Westcorp common stock                             (465,158)      (1,304,619)         839,461


There were no Category (ii) or (iv) reportable transactions during 1996.